Exhibit 99.1



(2) The Reporting Person is a managing director of Goldman Sachs. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group may be deemed to beneficially own indirectly securities through the Limited Partnerships. In addition, GS Group may be deemed to beneficially own, in aggregate, 6,000 deferred shares of Common
    Stock which were granted pursuant to the R.H. Donnelley Corporation
    2001 Stock Award and Incentive Plan to each of the Reporting Person and Robert R. Gheewalla. Each of the Reporting Person and Robert R.
    Gheewalla has an understanding with GS Group pursuant to which he holds such deferred shares for the benefit of GS Group. Goldman Sachs owns beneficially and directly and GS Group may be deemed to own beneficially and indirectly 1,584 shares of Common Stock. Goldman Sachs also has open short positions of 10,541 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.